December 13, 2011

Bonanza One, Inc. 146 Parkside Lane Mooresville, North Carolina 28117 Attention: Board of Directors

To the Board of Directors:

I hereby irrevocably resign as the President, Secretary, Treasurer and sole director of Bonanza One, Inc. (the “Company”), effective immediately prior to the Closing (as such term is defined under that certain Stock Purchase Agreement, dated as of the December 13, 2011, by and among Sustainable Growth Group America, Inc., a Delaware corporation, John Holcomb and the Company).

Very truly yours,

/s/ John Holcomb

John Holcomb